Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 001-09645
     On July 9, 2007, BT Triple Crown Capital Holdings III, Inc. filed Amendments No. 1 and 2 to its Registration Statement on Form S-4 (Reg. No. 333-143349) and other related documents with the Securities and Exchange Commission relating to the previously announced merger agreement with a private equity group co-led by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. Shareholders of Clear Channel Communications, Inc. are advised to read these documents carefully because they contain important information relating to the proposed Agreement and Plan of Merger, dated as of November 16, 2006, by and among BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC, BT Triple Crown Capital Holdings III, Inc. and Clear Channel Communications, Inc., as amended by Amendment No. 1, dated April 18, 2007, and Amendment No. 2, dated as of May 17, 2007. Shareholders of Clear Channel Communications, Inc. may obtain copies of these documents for free at the Securities and Exchange Commission website at www.sec.gov.
IMPORTANT ADDITIONAL INFORMATION REGARDING THE MERGER AND WHERE TO FIND IT:
IN CONNECTION WITH THE PROPOSED MERGER, BT TRIPLE CROWN CAPITAL HOLDINGS III, INC. AND CLEAR CHANNEL COMMUNICATIONS, INC. (“CLEAR CHANNEL”) HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A REGISTRATION STATEMENT ON FORM S-4, AS AMENDED, THAT CONTAINS A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, SECURITY HOLDERS OF CLEAR CHANNEL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE ACQUISITION, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. SHAREHOLDERS OF CLEAR CHANNEL MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC AT THE SEC’S WEBSITE AT HTPP://WWW.SEC.GOV. IN ADDITION, A SHAREHOLDER WHO WISHES TO RECEIVE A COPY OF THESE MATERIALS, WITHOUT CHARGE, SHOULD SUBMIT THIS REQUEST TO CLEAR CHANNEL’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427. THE FINAL PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE SHAREHOLDERS OF CLEAR CHANNEL.